

SECUR[illegible] 05043465 [illegible]ION

AM 7-29-2005

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53196 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING May 30, 2004 (MM/DD/YY) AND ENDING May 28, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deloitte & Touche Corporate Finance LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Renaissance Center, Suite 900
(No. and Street)

Detroit (City) MI (State) 48243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick T. Allen (313) 396-3070
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name - *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)


SEC MAIL RECEIVED PROCESSING
JUL 2 6 2005
WASH, D.C. 183 SECTION

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 03 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Patrick T. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deloite & Touche Corporate Finance LLC, as of May 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cynthia Marie Chmura
Notary Public of Michigan
Wayne County
Expires 11/05/2011
Acting in the County of Wayne



Signature

Chief Financial Officer
Title

Cynthia Marie Chmura 07/25/05
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DELOITTE & TOUCHE CORPORATE FINANCE LLC

## TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

# INDEPENDENT AUDITOR'S REPORT

To The Member
Deloitte & Touche Corporate Finance LLC

We have audited the accompanying balance sheet of Deloitte & Touche Corporate Finance LLC as of May 28, 2005 and the related statements of member's equity, operations, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deloitte & Touche Corporate Finance LLC as of May 28, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

July 20, 2005

**DELOITTE & TOUCHE CORPORATE FINANCE LLC**
**BALANCE SHEET**
**May 28, 2005**

## ASSETS

| | Amount |
|---|---|
| Cash and cash equivalents | $ 3,649,214 |
| Accounts receivable, advisory services | 97,788 |
| | $ 3,747,002 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable - related entity (Note 2) | $ 2,840,222 |
| Accrued expenses | - |
| Total liabilities | 2,840,222 |
| Member's equity | 906,780 |
| | $ 3,747,002 |

See accompanying notes.

**DELOITTE & TOUCHE CORPORATE FINANCE LLC**
**STATEMENT OF MEMBER'S EQUITY**
**For The Year Ended May 28, 2005**

| | **Amount** |
|---|---|
| Balance, May 29, 2004 | $ 4,960,397 |
| Contributions from member | 7,400,000 |
| Net loss | (11,453,617) |
| Balance, May 28, 2005 | $ 906,780 |

See accompanying notes.

**DELOITTE & TOUCHE CORPORATE FINANCE LLC**
**STATEMENT OF OPERATIONS**
**For The Year Ended May 28, 2005**

| | **Amount** |
|---|---|
| Revenues: | |
| Advisory fees | $ 7,292,572 |
| Interest income | 21,036 |
| Total revenues | 7,313,608 |
| Expenses: | |
| Services and expense fees (Note 2) | 18,478,318 |
| Registration and membership fees | 210,247 |
| Other general and administrative expenses | 78,660 |
| Total expenses | 18,767,225 |
| Loss before provision for taxes | (11,453,617) |
| Provision for taxes (Notes 1 and 2) | - |
| Net loss | $(11,453,617) |

See accompanying notes.

**DELOITTE & TOUCHE CORPORATE FINANCE LLC**
**STATEMENT OF CASH FLOWS**
**For The Year Ended May 28, 2005**

| | **Amount** |
|---|---|
| Increase (decrease) in cash and cash equivalents: | |
| Cash flows from operating activities: | |
| Fees received | $ 8,269,867 |
| Interest income | 21,036 |
| Services and expense fees paid | (17,026,576) |
| Registration and membership fees paid | (210,247) |
| Other general and administrative expenses paid | (78,660) |
| State taxes paid | (113,000) |
| Net cash used by operating activities | (9,137,580) |
| Cash flows used by investing activities: | |
| Net amounts paid to related entity for revenue received on their behalf | (184,557) |
| Cash flows provided by financing activities: | |
| Contributions from member | 7,400,000 |
| Decrease in cash and cash equivalents | (1,922,137) |
| Cash and cash equivalents at beginning of period | 5,571,351 |
| Cash and cash equivalents at end of period | 3,649,214 |
| Reconciliation of net loss to net cash used by operating activities: | |
| Net loss | (11,453,617) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| (Increase) decrease in: | |
| Accounts receivable, advisory services | 977,295 |
| Increase (decrease) in: | |
| Accounts payable – related entity | 1,451,742 |
| Accrued expenses | (113,000) |
| Total adjustments | 2,316,037 |
| Net cash used by operating activities | $(9,137,580) |

See accompanying notes.

## Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Deloitte & Touche Corporate Finance LLC (The Company), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte & Touche Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January, 2001 and registered as a broker-dealer with the National Association of Securities Dealers in August, 2001.

Cash And Cash Equivalents

Cash and cash equivalents include cash in bank and money market mutual funds.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal Income Taxes

For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

## Note 2 – TRANSACTIONS WITH RELATED ENTITY

The Company and Deloitte & Touche LLP ("D&T LLP"), a related entity, operate under a service and expense agreement whereby D&T LLP provides employee and administrative services including but not limited to expenses such as all company personnel, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes. The charges for these services is a monthly fee equal to the sum of the Direct Expenses and the Allocated Expenses as defined. For the year ended May 28, 2005 the total services and expenses charged to the Company amounted to $18,478,318. The Company is responsible for its directly-related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

## Note 2 – TRANSACTIONS WITH RELATED ENTITY (CONTINUED)

The payable due to D&T LLP at May 28, 2005, in the amount of $ 2,840,222, is summarized as follows:

| | Amount |
|---|---|
| Services and expense fee for April and May, 2005 | $ 2,860,717 |
| Net receivable for revenue received on the Company's behalf by D&T LLP | (20,495) |
| | $ 2,840,222 |

## Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

At May 28, 2005, the Company's net capital was $788,992 and its required net capital was $189,348. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 3.60 to 1.

## SUPPORTING SCHEDULES

**DELOITTE & TOUCHE CORPORATE FINANCE LLC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**May 28, 2005**

| | | |
|---|---|---|
| 1. | Total ownership equity | 906,780 |
| 2. | Deduct ownership equity not allowable for net capital | - |
| 3. | Total ownership equity qualified for net capital | 906,780 |
| 4. | Add: | |
| | a. Liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| | b. Other deductions or allowable credits | - |
| 5. | Total capital and allowable subordinated liabilities | 906,780 |
| 6. | Deduction and/or charges: | |
| | a. Total non-allowable assets from Statement of Financial Condition | 97,788 |
| | b. Other deductions and/or charges | - |
| 7. | Other additions and/or allowable credits | - |
| 8. | Net capital before haircuts on securities positions | 808,992 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]) | 20,000 |
| 10. | Net capital | 788,992 |
| 13. | Net capital requirement | 189,348 |
| 14. | Excess net capital | 599,644 |

**DELOITTE & TOUCHE CORPORATE FINANCE LLC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**May 28, 2005**

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. | Total liabilities from balance sheet | 2,840,222 |
| 19. | Total aggregate indebtedness | 2,840,222 |
| 20. | Percentage of aggregate indebtedness to net capital | 360% |

## STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Deloitte & Touche Corporate Finance, LLC and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

# DELOITTE & TOUCHE CORPORATE FINANCE LLC
# COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
**May 28, 2005**

Deloitte & Touche Corporate Finance LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(i), as a broker-dealer that maintains "Special Account for the Exclusive Benefit of Customers".

# DELOITTE & TOUCHE CORPORATE FINANCE LLC

# SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

# PURSUANT TO RULE 17a-5 OF THE

# SECURITIES AND EXCHANGE COMISSION

May 28, 2005

William I. Minoletti & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

To The Member
Deloitte & Touche Corporate Finance LLC

In planning and performing our audit of the financial statements of Deloitte & Touche Corporate Finance LLC for the year ended May 28, 2005, we considered its internal control, including control procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 28, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William J. Minolette & Co. P.C.

July 20, 2005

# DELOITTE & TOUCHE CORPORATE FINANCE LLC

**FINANCIAL STATEMENTS**

**and**

**SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5**

**OF THE SECURITIES AND EXCHANGE COMMISSION**

**FOR THE YEAR ENDED MAY 28, 2005**

**with**

**REPORT OF CERTIFIED PUBLIC ACCOUNTANTS**